Exhibit 14.1
THE ST. JOE COMPANY
CODE OF BUSINESS CONDUCT AND ETHICS
INTRODUCTION
     It is the policy of The St. Joe Company and its subsidiaries (the “Company,” “we” or “our”) that our business shall be conducted in accordance with the highest legal and ethical standards. Our reputation for integrity is our most important asset and each employee, officer and member of the Board of Directors (a “director”) must contribute to the care and preservation of that asset.
     No code of business conduct or ethics can replace the thoughtful behavior of an ethical employee, officer or director. This Code of Business Conduct and Ethics (this “Code”) applies to all employees, officers and directors of the Company and is presented to assist you in guiding your conduct to enhance the reputation of the Company. This Code supersedes all previous codes and policy statements on this topic.
     This Code is drafted broadly. In that respect, it is our intent to exceed the minimum requirements of the law and industry practice. Mere compliance with the letter of the law is not sufficient to attain the highest ethical standards. Good judgment and great care must also be exercised to comply with the spirit of the law and of this Code.
     The provisions of this Code apply to you, your spouse and members of your immediate family. In addition, it covers any partnership, trust or other entity controlled by you, your spouse or members of your immediate family.
     The Company intends to enforce the provisions of this Code vigorously. Violations could lead to sanctions, including dismissal or removal from your position with the Company, as well as civil and criminal liability in some cases.
     Inevitably, this Code addresses questions and situations that escape easy definition. No corporate code can cover every possible question of business conduct. There may be times when you are unsure about how this Code applies. When in doubt, ask yourself the following questions and seek guidance from the Company before you act:
•	Do I have all of the facts and information I need?

•	Will my action violate any law, regulation or Company policy or does it seem improper or unethical?

•	Will my action be fair to everyone involved or will it be questioned by my supervisors, associates, family or the general public?

•	How will this action affect the Company’s reputation and my reputation?

Questions About The Code
     You should raise any questions about how to interpret this Code with the Company’s Senior Vice President and Corporate Counsel, who will serve as the Compliance Officer for this Code (the “Compliance Officer”). The Compliance Officer may be contacted by telephone at 850-588-2202 or by e-mail at reece.alford@joe.com.
Reporting Suspected Violations
     Compliance with this Code is a shared responsibility for all employees, officers and directors. If you know of or suspect any illegal or unethical conduct, or any other violation of this Code, you should promptly report this to your supervisor and the Compliance Officer. Whenever you are in doubt, it is best to raise your concern. If you are not comfortable contacting your supervisor or the Compliance Officer for any reason, or if you feel appropriate action is not being taken, you should contact the Chief Executive Officer or the Chairman of the Audit and Finance Committee of the Board of Directors by calling the Company’s toll-free reporting hotline at 1-866-234-8643 (the “Hotline”).
     It is the Company’s policy that there will be no retaliation against any person who reports in good faith actual or suspected violations of this Code. Anyone who attempts to retaliate will be subject to disciplinary action, up to and including dismissal or removal from his or her position with the Company.
Confidentiality
     To the extent possible, we will keep confidential the identity of anyone reporting a violation of this Code. We will also keep confidential the identities of employees, officers or directors about whom allegations of violations are brought, unless or until it is established that a violation has occurred.
     If you are concerned about confidentiality, you may place an anonymous call to the Company’s reporting Hotline. The Hotline is available 24 hours a day, 7 days a week, 365 days a year. To reach the Hotline, call toll-free 1-866-234-8643. The Chairman of the Audit and Finance Committee, other members of the Audit and Finance Committee and the Compliance Officer are the only persons able to retrieve reports made through the Hotline.
Enforcement
     The conduct of each employee matters vitally to the Company. A misstep by a single employee can cost the Company dearly and can undermine all of our reputations. For these reasons, violations of this Code may lead to significant penalties, including dismissal or removal from your position with the Company, as well as civil and criminal liability in some cases.

Waivers
     Under the rules of the New York Stock Exchange, any waiver of this Code for executive officers or directors:
•	may be made only by the Board of Directors or by the Governance and Nominating Committee of the Board of Directors; and

•	must be promptly disclosed to the Company’s shareholders by press release, website disclosure or filing a Form 8-K with the Securities and Exchange Commission.
     In order to request a waiver of a provision of this Code, employees, officers and directors should contact the Compliance Officer at 850-588-2202 or by e-mail at reece.alford@joe.com and, in the case of a request by an executive officer or director, the Compliance Officer shall promptly notify the Board of Directors or the Governance and Nominating Committee of the Board of Directors of such request.
CONFLICTS OF INTEREST
     We rely on the integrity and undivided loyalty of our employees, officers and directors to maintain the highest level of objectivity in performing their duties. You are expected to avoid any situation in which your personal interests conflict, or have the appearance of conflicting, with those of the Company. You must not allow personal considerations or relationships to influence you in any way when representing the Company in business dealings.
     A “conflict of interest” occurs when an individual’s private interest interferes in any way - or even appears to interfere — with the interests of the Company as a whole. A conflict situation can arise when an employee, officer or director takes actions or has interests that may make it difficult to perform work on behalf of the Company objectively and effectively. Conflicts also arise when an employee, officer or director, or a member of his or her immediate family, receives an improper personal benefit as a result of such position with the Company.
     You must exercise great care any time your personal interests might conflict with those of the Company. The appearance of a conflict often can be just as damaging as an actual conflict. Prompt and full disclosure is always the correct first step toward identifying and resolving any potential conflict of interest.
     Officers and employees must disclose to the Compliance Officer any personal activities and financial interests that could interfere with, or give the appearance of interfering with, such officer’s or employee’s judgment or decisions as a Company employee, including, but not limited to, all proposed related person transactions. Except as indicated below, the Compliance Officer will then determine if there is a conflict of interest and, if so, how to resolve it without compromising the Company’s interests. The

Compliance Officer will report any conflict of interest involving any executive officer to the Board of Directors and any conflict of interest involving any other officer to the Chief Executive Officer. The Board of Directors will address any conflict of interest issue involving any executive officer and the Chief Executive Officer will address any conflict of interest issue involving any other officer.
     If an actual or potential conflict of interest arises for a director, the director must promptly disclose such conflict of interest by notifying the Chairman of the Governance and Nominating Committee of the Board and the Compliance Officer. The Board of Directors will address any conflict of interest issue involving a director. A director must recuse himself or herself from any decision or vote by the Board of Directors regarding an actual or potential conflict of interest involving such director.
     Set forth below are several common problems involving conflicts of interest. The list is not exhaustive. Each employee, officer and director has a special responsibility to use his or her best judgment to assess objectively whether there might be even the appearance of acting for reasons other than to benefit the Company, and to discuss any possible conflict of interest openly and candidly with the Compliance Officer.
     Use of Company Business Relationships: Employees and officers who deal with the Company’s tenants, subcontractors, suppliers or other third parties are placed in a special position of trust and must exercise great care to preserve their independence. You should not take advantage of these business relationships to obtain a personal benefit, including special consideration, discounts, extraordinary services or similar personal benefits. This prohibition does not prevent you from taking advantage of discounts or other market concessions otherwise available to persons not affiliated with the Company. However, you must not use your Company affiliation to obtain concessions not otherwise available in exchange for any actual or implied business commitment from the Company. If you have questions with regard to the applicability of these rules to a personal situation, you should consult the Compliance Officer. In addition, if you use Company subcontractors or suppliers on a direct basis, you should make full disclosure to the Compliance Officer.
     Receiving Payments and Gifts: You should always exercise caution when offering or accepting any gifts or benefits to or from anyone seeking to do business with the Company or any competitor of the Company.
     No employee, officer or director, regardless of position, will offer or give (directly or indirectly) any gift, “kickback” or other improper payment or consideration for assistance or influence concerning any transaction affecting the Company. No employee, officer or director, regardless of position, may ask for or accept (directly or indirectly) any gift or favor or other improper payment or consideration from a customer, supplier, government official or employee or from any other person in consideration for assistance or influence concerning any transaction affecting the Company. Anyone receiving an offer of a gift, gratuity or other personal benefit designed to influence a business transaction must report the incident to the Compliance Officer.

Guidelines for offering or accepting gifts are as follows:
•	Giving and accepting modest gifts or entertainment as a part of normal business courtesy and hospitality are permitted provided that the gift is also permitted by applicable law.

•	In all instances employees, officers and directors should use good business judgment and err on the side of not giving or accepting, either directly or indirectly, any questionable gift or benefit.

•	This Code does not preclude you from having a social relationship with a person doing business with the Company, which may include giving and receiving items of financial value, provided the relationship is purely social and involves no expressed or implied business commitment.
     If you are in doubt as to your ability to accept or to give certain gifts or benefits, please consult the Compliance Officer.
          Personal Financial Interests / Related Person Transactions: You should avoid any outside personal financial interests that might be in conflict with the interests of the Company. A financial interest includes any interest as an employee, officer, owner, stockholder, creditor, debtor, vendor or customer.
          Further, you may not have any direct or indirect material interest in any transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which the Company, or a competitor of the Company, was, is or will be a participant (each a “related person transaction”). Indirect interests include those through (1) an immediate family member (i.e., spouse, child, stepchild, parent, stepparent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, or person sharing your household); (2) any person acting on your behalf; or (3) any firm, corporation, partnership, limited liability company or other entity in which you or any of your immediate family members are an employee, officer, partner or principal (or similar position) or with which you or your immediate family members have a significant business relationship.
          This policy against related person transactions does not apply to interests in transactions arising from:
•	arms-length purchases or sales of goods, real property or services;

•	your position as a director of another corporation or organization that is a party to the transaction;

•	the direct or indirect ownership of less than a 5% equity interest in a public company which is a party to the transaction; and

•	St. Joe employee benefit policies and programs.
     The Compliance Officer may adopt procedures to monitor compliance with this policy.
     Outside Employment by Employees and Officers: A conflict of interest exists if your outside business activities can affect your performance as a St. Joe employee or officer. Employees and officers should not engage in outside jobs or other business activities that compete with the Company in any way. Further, any outside employment (“moonlighting”) may interfere with the job being performed for the Company and is discouraged. Employees and officers must disclose any outside employment to the Vice President of Human Resources and the Compliance Officer. In no case should any outside work be performed during Company hours or with the use of Company equipment, materials, vehicles or other property. In addition, any outside work must not involve any actual or potential conflict of interest with your duties at the Company. This restriction is not intended to preclude you from doing part-time work on your own time, but it is intended to ensure that your job at the Company has top priority in all respects.
     Corporate Boards: The director of an organization has access to sensitive information and charts the course of the entity. If you are invited to serve as a director of an outside organization, the Company must take safeguards to shield both the Company and you from even the appearance of impropriety. For that reason, any employee or officer invited to join the board of directors of another organization (including a nonprofit or other charitable organization) must obtain the approval of the [Compliance Officer]. Prior to accepting an invitation to serve on another public company board, a director of the Company must provide notice to the Chairman of the Governance and Nominating Committee of the Board. The Governance and Nominating Committee will evaluate the proposed service in relation to the Company’s policies and principles and will advise the affected director of its conclusion. The affected director will be expected to act in accordance with the recommendation of the Governance and Nominating Committee.
CORPORATE OPPORTUNITIES
     Employees, officers and directors are prohibited from (a) taking for themselves personally opportunities that are discovered through the use of corporate property, information or position; (b) using corporate property, information, or position for personal gain; and (c) competing with the company. Employees, officers and directors owe a duty to the Company to advance the Company’s legitimate interests when the opportunity to do so arises.
     In general, you should not divert for personal gain any business opportunity available to the Company. This problem may arise, for example, if you become aware through the use of corporate property, information or position of a real estate investment or development opportunity in which the Company is or is reasonably likely to be interested, and then participate in the transaction personally or inform others of the opportunity before the Company has the chance to participate in the transaction. The use by you or any member of your immediate family of any business opportunity reasonably related to the Company’s business of which you become aware through your position or relationship with the Company, without first obtaining the written consent of the Company, is strictly prohibited.
USE AND PROTECTION OF COMPANY ASSETS
     Proper and efficient use and protection of the Company’s assets is the responsibility of all employees, officers and directors. Company facilities, materials, equipment, information and other assets should be used only for conducting the Company’s business and are not to be used for any unauthorized purpose. The Company does not make loans to directors or executive officers.
FAIR DEALING
     It is the Company’s policy to deal fairly with its customers, suppliers, competitors and employees. In the course of business dealings on behalf of the Company, no employee, officer or director should take advantage of another party through manipulation, concealment, abuse of privileged information, misrepresentation of materials facts or any other unfair business practice.
CONFIDENTIAL INFORMATION
     One of our most important assets is our confidential corporate information. Our legal obligations and competitive position often mandate that this information remain confidential. Examples of confidential information include marketing plans, sales and marketing data, customer and employee records, research data, pricing information, strategies, information pertaining to new products, services or development opportunities and any non-public information that might be of use to competitors, or harmful to the company or its customers, if disclosed.
     You must protect our confidential information to prevent inappropriate or unauthorized disclosures. Be careful when using the telephone, fax, telex, e-mail, and other electronic means of storing and sending information. Do not discuss confidential information in public places where others may overhear. Never provide confidential information to outsiders without first getting the approval of and a written form of confidentiality agreement from the Compliance Officer.
INSIDER TRADING AND STOCK TRANSACTIONS
     “Insider trading,” or using “inside information” to purchase or sell securities (for example, stocks, bonds, options, etc.), is illegal. You cannot use information gained through the Company, before this information is known publicly, to buy or sell the securities of any company, including the Company. Nor can you give inside information to anyone else. In summary, our policy prohibits you from using or disclosing material, non-public information that you may acquire during the course of your employment with the Company or your service as a director of the Company .
     Examples of material information are:
•	earnings and financial results;

•	financial forecasts;

•	changes in dividends;

•	possible mergers, acquisitions, divestitures or joint ventures;

•	information about important products, services or development opportunities or related governmental rulings;

•	major litigation developments;

•	major changes in business direction; and

•	executive appointment and organizational changes.
     Information is considered non-public unless it has been disclosed to the public, through press releases or filings with the Securities and Exchange Commission, for example, for an adequate period of time. Unless otherwise notified by the Compliance Officer, you may not trade until 48 hours after the Company issues a press release or files a report with the Securities and Exchange Commission that discloses material information, such as a quarterly earnings release, that was previously non-public.
     In addition, directors, executive officers, members of the finance and legal departments, and certain other employees who have been notified in writing by the Compliance Officer that this provision applies to them must pre-clear all transactions in Company stock with the Compliance Officer. The Compliance Officer must pre-clear transactions in Company stock with the Chief Executive Officer of the Company. Given their inherent speculative nature, derivative transactions in the Company’s common stock (i.e., trading in puts or calls) and short selling of the Company’s common stock are prohibited. Furthermore, the Company does not backdate or reprice stock options.
     Securities law violations are taken very seriously. Government agencies are able to monitor trading activities through computerized records searches, with violations resulting in large civil and criminal penalties against companies and individuals.
     If you have any questions regarding trading in the Company’s securities or whether information is material or non-public, you should contact the Compliance Officer.
MEDIA AND PUBLIC INQUIRIES
     We are committed to delivering accurate and reliable information to the media, financial analysts, investors, brokers, and other members of the public. All public disclosures, including forecasts, press releases, speeches, and other communications, will be honest, accurate, timely, and representative of the facts. To ensure consistent, accurate delivery of Company information, employees, officers and directors are not authorized to answer questions from the news media, securities analysts, investors, or other members of the public. When approached for information, you must record the name of the person making the inquiry and immediately notify the Vice President — Communications.
ACCOUNTING MATTERS
     Internal Accounting Controls
     The Company places the highest priority on “best practices” disclosure. Our annual reports, quarterly reports, press releases and other public disclosures of the Company’s financial results reflect how seriously we take this responsibility.
     To this end, we have established an internal Disclosure Committee that includes key members of senior management responsible for our internal financial and risk management controls. This Disclosure Committee helps senior management oversee and evaluate the Company’s internal controls, reporting systems and the integrity of our financial information. Senior management shall provide full, fair, accurate, timely, and understandable disclosure in all reports and documents that the Company files with, or submits to, the Securities and Exchange Commission and in other public communications made by the Company.
     Each employee shares this responsibility with senior management and the Board of Directors and must help maintain the integrity of the Company’s financial records. We trust that every employee understands that protecting the integrity of our public disclosures is one of the highest priorities we have as a company.
     If you ever observe conduct that causes you to question the integrity of our internal accounting controls and/or disclosure, or you otherwise have reason to doubt the accuracy of our financial reporting, you should review the Company’s policy for reporting such matters. You can find this policy entitled “Employee Complaint Procedure for Accounting and Auditing Matters” on the Company’s website (www.joe.com) under “Corporate Governance.”
     Improper Influence on the Conduct of Audits
     It is unlawful for any employee, officer or director of the Company, or any other person acting under the direction of such person, to take any action to fraudulently influence, coerce, manipulate, or mislead the independent accountants engaged in the performance of an audit of the Company’s financial statements for the purpose of rendering such financial statements materially misleading. Any such action is a violation of law and of this Code. Types of conduct that might constitute improper influence include the following:
•	Offering to pay bribes or other financial incentives, including offering future employment or contracts for non-audit services;

•	providing an auditor with inaccurate or misleading legal analysis;

•	threatening to cancel or canceling existing non-audit or audit engagements if the auditor objects to the Company’s accounting practices or procedures;

•	seeking to have a partner removed from the audit engagement because the partner objects to the Company’s accounting practices or procedures;

•	blackmailing; and

•	making physical threats.
Any employee, officer or director who engages in such conduct will be subject to sanctions, including dismissal or removal from his or her position with the Company, in addition to potential civil and criminal liability.
BOOKS AND RECORD KEEPING
     Accurate business records are relied upon by our employees, customers, tenants, suppliers, subcontractors, shareholders and by various government agencies. Therefore, our books, records and accounts (whether computerized, paper or other) must fully and accurately reflect our business transactions. These include financial statements, accounting records, time sheets, vouchers, bills, invoices, expense reports, payroll and benefits records, performance evaluations, and other essential Company data. Financial, accounting and related records must be entered in reasonable detail, in accordance with approved accounting practices. No false or misleading entries or failure to make required entries will be permitted for any reason.
WORKING WITH GOVERNMENTS
     Our business requires us to interact with governmental authorities, including states, counties and municipalities, and government agencies and officials. We are committed to conducting our business with all government representatives with the highest ethical standards and in compliance with applicable laws and regulations. You should not offer, directly or indirectly, anything of value to obtain an improper advantage in representing our interests to government authorities.
     Prior to contributing Company funds for political purposes at the state or federal level, you must obtain the approval of the Company’s Vice President-Public Affairs. Prior to contributing Company funds at the county, municipality or other local level, you must obtain the approval of the public affairs coordinator designated by the Vice President-Public Affairs for that locality.
COMPLIANCE WITH APPLICABLE LAWS

     Applicable laws of every jurisdiction in which the Company operates must be followed, including environmental, health and safety laws. Each employee, officer and director is charged with the responsibility of acquiring sufficient knowledge of the laws relating to his or her position with the Company and particular duties in order to recognize potential dangers and to know when to seek legal advice. In any instance where the law is ambiguous or difficult to interpret, the matter should be reported to the Company’s management who, in turn, will seek legal advice from the Company’s legal counsel as appropriate.
ANTITRUST AND COMPETITION LAWS
     Antitrust and competition laws protect free enterprise. While these laws are complex, at a minimum they prohibit agreements between the Company and our competitors that affect prices, terms or conditions of sale, or fair competition.
     In order to avoid creating even the appearance of improper agreements, this Code prohibits:
•	discussions or other contacts with competitors regarding price fixing, stabilization, competitive bids, or discrimination;

•	discussions or other contacts with suppliers and customers that unfairly restrict trade or exclude competitors from the marketplace;

•	oral or written agreements with competitors regarding territories or markets in which competitive products are sold, allocating markets or customers; and

•	oral or written agreements with others to boycott customers or suppliers.
If you are responsible for areas of the Company’s business where these laws apply, you must be aware of them and their implications. However, these laws are complex and you are expected to ask for advice from the Compliance Officer before you act.
Note: This Code does not create any contractual right to employment or employee benefits. In addition, nothing contained in this Code is intended to create, either directly or indirectly, any duty or obligation on the part of the Company which does not otherwise exist or arise under applicable law or otherwise alter existing rights, duties and obligations of the Company.